ATCO
GROUP

Corporate Office


10015611

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: avril.hearne@atco.com

April 09, 2010

SUPPL


SEC MAIL PROCESSING
RECEIVED
APR 23 2010
WASH. D.C.
193

Securities and Exchange Commission
Judiciary Plaza
450 - 5 Street NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed April 09, 2010 for symbol ACO.X
- Corporation's Form 1, filed April 09, 2010 for symbol ACO.Y
- Insider Report, filed April 08, 2010 relating to a Normal Course Issuer Bid

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Avril Hearne

Avril Hearne, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Encl.

dlw 5/3

FILE NO. 82-34746

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.X
Reporting Period:	03/01/2010 - 03/31/2010

Summary

Issued & Outstanding Opening Balance :	51,366,706	As at :	03/01/2010
	Effect on Issued & Outstanding Securities		
Employee Stock Option Plan	45,400		
Other Issuances and Cancellations	-21,900		
Issued & Outstanding Closing Balance :	51,390,206		


SEC MAIL PROCESSING
RECEIVED
APR 2 3 2010
WASH. D.C.
193
SECTION

Employee Stock Option Plan

Stock Options Outstanding Opening Balance: **710,800** As at : 03/01/2010

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
03/15/2010	N	46,500			
03/31/2010	N		45,400		

Filer's comment
TSX reserved = 2,311,400 TSX available = 1,599,500

Totals		46,500	45,400	0	0

Stock Options Outstanding Closing Balance: **711,900** As at : 03/31/2010

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
03/31/2010	Conversion (General)	100
03/31/2010	Issuer Bid	-22,000
Totals		-21,900

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	04/09/2010
Last Updated:	04/07/2010

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	03/01/2010 - 03/31/2010


SEC MAIL PROCESSING
RECEIVED
APR 23 2010
WASH, D.C.
193

Summary

Issued & Outstanding Opening Balance :	6,859,358	As at :	03/01/2010
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-100		
Issued & Outstanding Closing Balance :	6,859,258		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
03/31/2010	Conversion (General)	-100
Totals		-100

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	04/09/2010
Last Updated:	04/07/2010

Insider transaction detail - View details for insider

2010-04-08 16:11 ET


PROCESSING
RECEIVED
APR 23 2010
193
SEC MAIL
WASH, D.C.

Transactions sorted by : Insider
Insider company name : ATCO (Starts with)
Transaction date range : March 1, 2010 - March 31, 2010

Insider name: ATCO Ltd.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Issuer name: ATCO LTD.													
Insider's Relationship to Issuer: 1 - Issuer													
Ceased to be Insider: Not applicable													

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Security designation: Non-Voting Shares Class I													
1613795	2010-03-05	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+5,500	49.9700	5,500						
1613796	2010-03-05	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-5,500		0						
1613797	2010-03-12	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+5,500	51.1500	5,500						
1613798	2010-03-12	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-5,500		0						
1613801	2010-03-22	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+5,500	52.7400	5,500						
1613803	2010-03-22	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-5,500		0						
1613806	2010-03-29	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+5,500	50.9600	5,500						
1613807	2010-03-29	2010-04-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-5,500		0						